UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date: April 28, 2006	By	/s/ Harsya Denny Suryo

(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL.161/PR000/COM-10/2006
TELKOM FILED ITS FIRST QUARTER UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS 2006
Jakarta, April 28, 2006 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its un-audited consolidated first quarter 2006 financial Statements to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.
Complete Copies of both balance sheets and income statements are attached to this Press Release. For complete version, pleaser visit www.telkom-indonesia.com
Summary of the balance sheet and income statements as attached to this Press Release, are as follows:

			% Increase
	Q1 06	Q1 05	Q1 06/05
	(In Billion Rp.)
Total Assets	63,950	58,345	9.61%
Total Liabilities	29,923	32,882	-9.00%
Minority Interest	7,272	5,550	31.02%
Total Equity	26,755	19,913	34.36%
Operating Revenue	11,817	9,347	26.43%
Operating Expense	6,239	5,608	11.26%
Operating Income	5,578	3,739	49.18%
Net Income	3,460	1,785	93.87%
EBITDA	7,890	5,584	41.30%
EBITDA Margin	66.77%	59.74%	7.03%
The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,45	6,180,470	6,998,989	772,515
Temporary investments	2c,2g,45	46,220	23,507	2,595
Trade accounts receivable	2c,2h,7,45
Related parties — net of allowance for doubtful accounts of Rp99,523 million in 2005 and Rp89,533 million in 2006		678,393	545,190	60,175
Third parties — net of allowance for doubtful accounts of Rp508,301 million in 2005 and Rp603,454 million in 2006		3,200,061	3,057,131	337,432
Other accounts receivable — net of allowance for doubtful accounts of Rp14,553 million in 2005 and Rp3,290 million in 2006	2c,2h,45	54,731	163,119	18,004
Inventories — net of allowance for obsolescence of Rp56,940 million in 2005 and Rp50,252 million in 2006	2i,8	172,343	305,677	33,739
Prepaid expenses	2c,2j,9,45	995,512	1,243,650	137,268
Prepaid taxes	39a	68,605	9,265	1,023
Other current assets	2c,10,45	44,455	154,016	17,000

Total Current Assets		11,440,790	12,500,544	1,379,751

NON-CURRENT ASSETS
Long-term investments — net	2g,11	85,389	102,559	11,320
Property, plant and equipment — net of accumulated depreciation of Rp30,935,879 million in 2005 and Rp39,120,067 million in 2006	2k,12	39,675,705	45,572,072	5,030,030
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp668,053 million in 2005 and Rp475,983 million in 2006	2m,13,48	468,293	531,343	58,647
Property, plant and equipment under capital lease - net of accumulated depreciation of Rp35,298 million in 2006	2l,12	—	222,082	24,512
Prepaid pension benefit cost	42	1,182	460	51
Advances and other non-current assets	2c,14,45	1,432,433	319,063	35,217
Goodwill and other intangible assets — net of accumulated amortization of Rp2,075,572 million in 2005 and Rp3,000,992 million in 2006	1c,2d,15	5,181,887	4,692,467	517,932
Escrow accounts	16	59,325	9,626	1,062

Total Non-current Assets		46,904,214	51,449,672	5,678,771

TOTAL ASSETS		58,345,004	63,950,216	7,058,522

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,45
Related parties		951,699	899,175	99,247
Third parties		2,780,341	2,898,319	319,903
Other accounts payable		133,142	43,340	4,784
Taxes payable	2r,39b	1,276,180	1,604,126	177,056
Dividends payable		62,690	3,276	362
Accrued expenses	2c,18,45	1,734,034	1,779,153	196,374
Unearned income	19	1,089,655	1,709,330	188,668
Advances from customers and suppliers		413,855	284,269	31,376
Short-term bank loans	2c,20,45	1,109,153	6,800	750

Current maturities of long-term liabilities	2c,21,45	3,043,517	2,191,582	241,896

Total Current Liabilities		12,594,266	11,419,370	1,260,416

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2r,39e	2,601,453	2,427,478	267,934
Unearned income on revenue-sharing arrangements	2m,13,48	333,842	394,511	43,544
Unearned initial investor payments under joint operation scheme	2n,47	19,330	4,979	550
Provision for long service award	2c,2q,43,45	469,514	534,146	58,956
Provision for post-retirement health care benefits	2c,2q,44,45	2,999,786	3,058,973	337,635
Accrued pension and other post-retirement benefits costs	2q,42	1,407,151	1,272,084	140,407
Long-term liabilities — net of current maturities
Obligation under capital lease		—	227,179	25,075
Two-step loans — related party	2c,22,45	5,241,761	4,383,425	483,822
Notes and bonds	23	1,596,167	1,458,024	160,930
Bank loans	2c,24,45	2,026,238	2,053,425	226,647
Liabilities of business acquisitions	25	3,592,182	2,689,627	296,868

Total Non-current Liabilities		20,287,424	18,503,851	2,042,368

MINORITY INTEREST	26	5,549,979	7,271,762	802,623

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	556,291
Additional paid-in capital	28	1,073,333	1,073,333	118,469
Difference in value of restructuring transactions between entities under common control	29	—	90,000	9,934
Difference due to change of equity in associated companies		385,595	385,595	42,560
Unrealized holding (loss) available-for-sale securities	2g	1,290	236	26
Translation adjustment	2g	229,595	233,241	25,744
Retained earnings Appropriated		1,680,813	1,803,397	199,050
Unappropriated		11,502,709	18,129,431	2,001,041

Total Stockholders’ Equity		19,913,335	26,755,233	2,953,115

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		58,345,004	63,950,216	7,058,522

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
	(as restated - Notes 2 and 4)
OPERATING REVENUES
Telephone	2p,30
Fixed lines		2,727,068	2,731,908	301,535
Cellular		3,019,873	4,507,915	497,562
Interconnection	2p,31,45	1,848,186	2,044,258	225,636
Joint operation schemes	2n,32,47	166,746	161,690	17,847
Data and Internet	33	1,419,869	2,150,867	237,403
Network	34	108,955	134,749	14,873
Revenue-sharing arrangements	2m,35,48	29,897	75,465	8,329
Other telecommunications services		26,299	10,099	1,115

Total Operating Revenues		9,346,893	11,816,951	1,304,300

OPERATING EXPENSES
Personnel	36	1,966,895	1,677,299	185,132
Depreciation	2k,2l,2m,12,13	1,616,014	2,083,228	229,937
Operations, maintenance and telecommunication services	37	1,268,444	1,570,424	173,336
General and administrative	38	577,012	702,946	77,588
Marketing		179,621	205,558	22,689

Total Operating Expenses		5,607,986	6,239,455	688,682

OPERATING INCOME		3,738,907	5,577,496	615,618

OTHER INCOME (CHARGES)
Interest income		57,295	152,337	16,814
Interest expense		(312,807)	(280,504)	(30,961)
Gain (loss) on foreign exchange — net	2e	(176,382)	773,825	85,411
Equity in net income (loss) of associated companies	2g,11	2,778	(855)	(94)
Others — net		129,027	77,080	8,508

Other income (charges) — net		(300,089)	721,883	79,678

INCOME BEFORE TAX		3,438,818	6,299,379	695,296

TAX EXPENSE	2r,39c
Current tax		(1,347,588)	(1,840,844)	(203,184)
Deferred tax		326,113	(35,584)	(3,928)

		(1,021,475)	(1,876,428)	(207,112)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		2,417,343	4,422,951	488,184

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	26	(632,451)	(962,511)	(106,237)

NET INCOME		1,784,892	3,460,440	381,947

BASIC EARNINGS PER SHARE	2s,40
Net income per share		88.54	171.65	0.02

Net income per ADS (40 Series B shares per ADS)		3,541.45	6,865.95	0.67

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as previously reported		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

Difference in value of transactions between entities under common control				7,288,271					(7,288,271)	—

Cummulative effect due to change in accounting policy - accounting for employee benefits, net of tax effect of Rp2,133,305 million		—	—	—	—	—	—	—	(2,133,305)	(2,133,305)

Balance as of January 1, 2005, as restated		5,040,000	1,073,333	—	385,595	884	229,595	1,680,813	9,717,817	18,128,037

Unrealized holding gain (loss) on	2g
available-for-sale securities		—	—	—	—	406	—	—	—	406

Net income for the year		—	—	—	—	—	—	—	1,784,892	1,784,892

Balance as of March 31, 2005		5,040,000	1,073,333	—	385,595	1,290	229,595	1,680,813	11,502,709	19,913,335

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	90,000	385,595	(748)	233,253	1,803,397	14,668,991	23,293,821

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	984	—	—	—	984

Foreign currency translation of CSM	2g,11	—	—	—	—	—	(12)	—	—	(12)

Declaration of interim cash dividends		—	—	—	—	—	—	—	—	—

Net income for the year		—	—	—	—	—	—	—	3,460,440	3,460,440

Balance as of March 31, 2006		5,040,000	1,073,333	90,000	385,595	236	233,241	1,803,397	18,129,431	26,755,233

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2005	2006
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	2,677,841	3,184,187	351,456
Cellular	3,019,537	4,006,907	442,263
Joint operation schemes	239,204	157,658	17,402
Interconnection — net	1,727,858	2,127,606	234,835
Other services	1,545,020	2,306,939	254,629

Total cash receipts from operating revenues	9,209,460	11,783,297	1,300,585
Cash payments for operating expenses	(2,824,119)	(2,650,034)	(292,498)

Cash generated from operations	6,385,341	9,133,263	1,008,087

Interest received	57,492	135,766	14,985
Income tax paid	(1,800,340)	(3,889,069)	(429,257)
Interest paid	(190,894)	(214,559)	(23,682)
Cash receipt (refund) from/to customers and advances	135,425	119,262	13,164

Net Cash Provided by Operating Activities	4,587,024	5,284,663	583,297

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments and maturity of time deposits	(25,865)	(458)	(51)
Proceeds from sale of property, plant and equipment	5,312	1,695	187
Acquisition of businesses, net of cash acquired	168,171	—	—
Acquisition of property, plant and equipment	(2,583,361)	(3,482,781)	(384,413)
(Increase) decrease in advance for acquisition of property, plant and equipment	—	88,112	9,725
Decrease (increase) in advances and others	66,945	97,312	10,741
Acquisition of intangible assets	—	(436,000)	(48,124)

Net Cash Used in Investing Activities	(2,368,798)	(3,732,120)	(411,935)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (Purchase) from Medium-term Notes — net	—	—	—
Repayments of long-term liabilities	(971,443)	(442,105)	(48,797)
Repayments of promissory notes	(67,700)	(144,342)	(15,932)
Repayment of obligation under capital lease	—	(7,597)	(839)
(Increase) decrease in escrow accounts	(23,045)	(14,026)	(1,548)
Proceeds from borrowings	299,867	720,595	79,536

Net Cash Used in Financing Activities	(762,321)	112,525	12,420

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,455,905	1,665,068	183,782

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(131,559)	(40,763)	(4,499)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,856,124	5,374,684	593,232

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6,180,470	6,998,989	772,515

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.